Exhibit 99.3

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

This announcement is published pursuant to Rule 13.10B of The Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited.

As China Southern Airlines Company Limited (the “Company”) has published the “Announcement on Resolutions passed at the Second Meeting of the Seventh Session of the Supervisory Committee of China Southern Airlines Company Limited” on the Shanghai Stock Exchange, the full text of the announcement is set out below for information purpose.

By order of the Board China Southern Airlines Company Limited Xie Bing and Liu Wei Joint Company Secretaries

Guangzhou, the People’s Republic of China

28 March 2014

As at the date of this announcement, the Directors include Si Xian Min, Wang Quan Hua, Yuan Xin An and Yang Li Hua as non-executive Directors, Tan Wan Geng, Zhang Zi Fang , Xu Jie Bo and Li Shao Bin as executive Directors; and Wei Jin Cai, Ning Xiang Dong, Liu Chang Le and Tan Jin Song as independent non-executive Directors.

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Stock short name: China South Air	Stock Code: 600029	Notice No.: Lin 2014-008

ANNOUNCEMENT on resolutions passed at

the second MEETING of the Seventh SESSION OF

tHE SUPERVISORY COMMITTEE OF

China Southern Airlines Company Limited

The supervisory committee of the Company (the “Supervisory Committee”) and all of its members confirm that the contents of this announcement do not contain misrepresentations, misleading statements or material omission, and jointly and severally accept full responsibilities for the truthfulness, accuracy and completeness of the information contained in this announcement.

On 28 March 2014, China Southern Airlines Company Limited (the "Company") held the second meeting of the seventh session of the Supervisory Committee at the No.3 Conference Room, 4th Floor, Pearl Hotel CSN, Baiyun International Airport, Guangzhou. Five supervisors (the "Supervisors") of the Company are eligible to attend the meeting and five Supervisors attended the meeting. The meeting was held in compliance with the relevant provisions of the Company Law of the People's Republic of China (the "Company Law"), the Articles of Association of the Company and the Working Procedures of the Supervisory Committee.

The following resolutions were passed at the meeting:

I. considered and approved the full text and summary of the 2013 annual report and results announcement for the year 2013 (including financial statements prepared under the PRC accounting standards and the International Financial Reporting Standards (the "IFRSs"));

II. considered and approved the profit distribution proposal of the year 2013;

Under the PRC accounting standards, as at 31 December 2013, the Company realised the net profit of RMB1,128 million (excluding the undistributed revenue of the subsidiaries). According to the Company Law, after withdrawing 10% of the net profits of the Company as the statutory surplus reserve amounting to RMB113 million, the remaining distributable profits of the Company amounted to RMB1,015 million. Under the IFRSs, the Company realised the net profit of RMB945 million (excluding the undistributed revenue of the investment entities), and after withdrawing the statutory surplus reserve amounting to RMB113 million, the distributable profits of the Company amounted to RMB832 million.

The Board hereby proposed to declare a cash dividend of RMB393 million, or RMB0.4 per 10 shares (inclusive of applicable tax) based on the total share capital of 9,817,567,000 shares of the Company. The cash dividend is denominated and declared in RMB and payable in RMB to shareholders of A shares, and in HKD to shareholders of H shares.

The profit distribution proposal is subject to approval by shareholders at the general meeting.

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III. considered and approved the "Report of the Supervisory Committee for the Year 2013";

The full text of the "Report of the Supervisory Committee for the Year 2013" is incorporated in the 2013 annual report of the Company, and it is to be submitted to the annual general meeting for the year 2013 for approval.

IV. considered and approved the "2013 Internal Control Appraisal Report of China Southern Airlines Company Limited";

V. considered and approved the "2013 Corporate Social Responsibility Report of China Southern Airlines Company Limited".

The Supervisory Committee reviewed the 2013 annual report prepared by the board of directors of the Company and formed the following opinions:

a. the preparation and approval procedures of the annual report were in compliance with the requirements under the applicable laws and regulations, articles of association of the Company and the relevant internal corporate governance rules and regulations of the Company;

b. the contents and format of the annual report were in compliance with the relevant requirements of China Securities Regulatory Commission and Shanghai Stock Exchange, and information disclosed therein reflected correctly the operational, management and financial status of the Company, without any false representation, misleading statement or material omission; and

c. none of the persons involved in the preparation and approval of the annual report has committed any action in breach of confidentiality requirements in respect of the annual report.

The Supervisory Committee of

China Southern Airlines Company Limited

28 March 2014

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